SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s reviews PLDT’s Baa3 local currency rating for possible upgrade”.	6

Exhibit 1

April 11, 2007

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) attached thereto entitled “Moody’s reviews PLDT’s Baa3 local currency rating for possible upgrade”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

April 11, 2007

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) attached thereto entitled “Moody’s reviews PLDT’s Baa3 local currency rating for possible upgrade”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  April 11, 2007

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s reviews PLDT’s Baa3 local currency rating for possible upgrade”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: April 11, 2007

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Exhibit 1

Global Credit Research Rating Action 11 APR 2007

Rating Action: Philippine Long Distance Telephone Company

Moody's reviews PLDT's Baa3 local currency rating for possible upgrade

Hong Kong, April 11, 2007 --Moody's Investor Services has today placed the Baa3 local currency corporate family rating of the Philippines Long Distance Company (PLDT) on review for possible upgrade. At the same time, Moody's has affirmed PLDT's Ba2 foreign currency bond rating with a stable outlook.

"The review has been prompted by a continued improvement in PLDT's financial profile and the consolidation of its strong operating performance," says Laura Acres, a Moody's Vice President.

"The company holds a 58% subscriber market share in the Philippines wireless market and 63% in the fixed-line business, both of which contribute to PLDT's healthy free cash flow generation capabilities," adds Acres, also Moody's lead analyst for the company.

The review will focus on: 1) growth prospects at the consolidated level; 2) PLDT's ongoing capex requirements for maintenance and rollout of next generation technologies; 3) its financial policies over the next two years especially with regard to leverage and uses of cash; and 4) the company's liquidity risk profile.

Moody's affirmation of PLDT's foreign currency bond rating reflects the fact that the rating is unlikely to rise without either an improvement in the Philippines foreign currency country ceiling or a significant improvement in PLDT's local currency rating.

PLDT's foreign currency bond rating of Ba2/stable is above the Philippines' foreign currency country ceiling of Ba3/stable. The foreign currency rating incorporates convertibility risk, which is the likelihood of the government declaring a debt moratorium to counter a foreign currency crisis. Moody's considers foreign currency bonds subject to international law as less likely to be affected by a debt moratorium than those bonds covered by local law. Hence, the differential between PLDT's foreign currency bond rating and the country ceiling.

As such, PLDT's foreign currency bond rating is a result of: its own risk of default; the probability of a Philippines government default on its foreign debt (implied by its B1 rating); the likelihood that the government would declare a moratorium in the event of a default; and if it did, the chance that it would exempt a company such as PLDT.

Headquartered in Manila and listed on the Philippine Stock Exchange, PLDT is an integrated provider of fixed, broadband and cellular services. PLDT has more than 27 million subscribers and is the leading telecommunications service provider in the Philippines. It has an approximate 58% market share for cellular telephony and 63% for fixed-line services.

Hong Kong Laura

Acres Vice President -Senior Analyst

Corporate Finance Group

Moody's Asia Pacific Ltd.

JOURNALISTS: (852) 2916-1150

SUBSCRIBERS: (852) 2916-1121

Exhibit 1

Hong Kong

Gary Lau

Senior Vice President

Corporate Finance Group

Moody's Asia Pacific Ltd.

JOURNALISTS: (852) 2916-1150

SUBSCRIBERS: (852) 2916-1121

© Copyright 2007, Moody's Investors Service, Inc. and/or its licensors including Moody's Assurance Company, Inc. (together, "MOODY'S"). All rights reserved.

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MOODY'S hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MOODY'S have, prior to assignment of any rating, agreed to pay to MOODY'S for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,400,000. Moody's Corporation (MCO) and its wholly-owned credit rating agency subsidiary, Moody's Investors Service (MIS), also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually on Moody's website at www.moodys.com under the heading "Shareholder Relations -Corporate Governance -Director and Shareholder Affiliation Policy."

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr. Name : FLORENTINO D. MABASA, JR. Title : First Vice President and Assistant Corporate Secretary

Date: April 12, 2007